Exhibit 1.6

The Consent Solicitations are made with regard to the Notes of innogy Finance B.V, a private company with limited liability (besloten vennotschap) incorporated under Dutch law, guaranteed by innogy SE, a European Company (Societas Europaea) organised in the Federal Republic of Germany under German and European laws and are subject to German disclosure and procedural requirements that are different from those of the United States. Any financial information included in the document has been prepared in accordance with applicable accounting standards in Germany that may not be comparable to the financial statements of United States companies. The Consent Solicitations will be made in the United States in reliance on exemptions from Section 14(e) of the U.S. Securities Exchange Act of 1934, as amended. As a result, the Consent Solicitations will be made in accordance with the applicable regulatory, disclosure and procedural requirements under German law, including with respect to the timetable, settlement procedures and timing of payments, that are different from those applicable under United States domestic tender offer procedures and law. It may be difficult for Noteholders to enforce their rights and any claim Noteholders may have arising under the federal securities laws, since the Substitute Issuer and the New Guarantor are located in non-U.S. jurisdictions, and some or all of their officers and directors may be residents of non-U.S. jurisdictions. Noteholders may not be able to sue the Substitute Issuer, the New Guarantor, the Existing Issuer or the Existing Guarantor or their respective officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel the Substitute Issuer, the New Guarantor, the Existing Issuer or the Existing Guarantor and their respective affiliates to subject themselves to a U.S. court’s judgment. Noteholders should be aware that the Substitute Issuer may purchase the Notes otherwise than under the Consent Solicitations, such as in open market or privately negotiated purchases.

‘s-Hertogenbosch, The Netherlands, 16 September 2020

innogy Finance B.V.

ANNOUNCEMENT OF RESULTS OF CONSENT SOLICITATION/ VOTES WITHOUT MEETING

Reference is made to the Consent Solicitation Memorandum dated 13 August 2020 published by innogy Finance B.V. (the Consent Solicitation Memorandum) and the Votes Without Meeting (Abstimmungen ohne Versammlung) held from 0.00 (CET) on 4 September 2020 until 23.59 (CET) on 11 September 2020.

Terms defined in the Consent Solicitation Memorandum have the same meaning when used in this announcement. The Consent Solicitation Memorandum is available at the Federal Gazette (Bundesanzeiger) and, until implementation of the Extraordinary Resolutions passed, from the Tabulation and Voting Agent and on the Solicitation Website at www.eon.com/innogy-bonds.

Series	Result
April 2021 Notes (ISIN: XS0127992336)	Extraordinary Resolution passed [1]
August 2021 Notes (ISIN: XS0412842857)	Quorum not met / adjourned meeting to be held
July 2022 Notes (ISIN: XS0437307464)	Extraordinary Resolution passed [1]
November 2022 Notes (ISIN: XS1829217428)	Extraordinary Resolution passed [1]
December 2023 Notes (ISIN: XS0170732738)	Extraordinary Resolution passed [1]
January 2024 Notes (ISIN: XS0982019126)	Extraordinary Resolution passed [1]
April 2025 Notes (ISIN: XS1595704872)	Quorum not met / adjourned meeting to be held
May 2026 Notes (ISIN: XS1829217345)	Extraordinary Resolution passed [1]
October 2027 Notes (ISIN: XS1702729275)	Extraordinary Resolution passed [1]
July 2029 Notes (ISIN: XS1761785077)	Extraordinary Resolution passed [1]
June 2030 Notes (ISIN: XS0147048762)	Extraordinary Resolution passed [1]
February 2033 Notes (ISIN: XS0162513211)	Extraordinary Resolution passed [1]
April 2033 Notes (ISIN: XS0909427782)	Extraordinary Resolution passed [1]
January 2034 Notes (ISIN: XS0735770637)	Extraordinary Resolution passed [1]
July 2039 Notes (ISIN: XS0437306904)	Extraordinary Resolution passed [1]
December 2042 Notes (ISIN: XS0858598898)	Extraordinary Resolution passed [1]
February 2043 Notes (ISIN: XS0887582186)	Extraordinary Resolution passed [1]

[1]	Means that the Noteholders have consented to the Proposed Amendments by way of Extraordinary Resolution passed in the Votes Without Meeting

The wording of the Extraordinary Resolutions passed at the Votes Without Meeting is available on the Solicitation Website (see above) and will be published (bekanntgemacht) in the Federal Gazette (Bundesanzeiger) on or about 16 September 2020.

In relation to the Notes other than the August 2021 Notes (ISIN: XS0412842857) and the April 2025 Notes (ISIN: XS1595704872), the Resolutions will be implemented and the Fee, if applicable, will be paid as set out in the Consent Solicitation Memorandum.

In relation to the August 2021 Notes (ISIN: XS0412842857) and the April 2025 Notes (ISIN: XS1595704872), innogy Finance B.V. will hold adjourned Noteholder Meetings. For this purpose, innogy Finance B.V. will publish separate invitations as soon as reasonably practicable. At each such Noteholder Meeting, the Proposed Amendments in relation to the August 2021 Notes (ISIN: XS0412842857) and the April 2025 Notes (ISIN: XS1595704872) will be proposed again to Noteholders. Reduced requirements as to the quorum apply to adjourned meetings, i.e. the quorum is reached for each Noteholder Meeting if the votes cast by Noteholders (including abstainers) represent at least 25% of the aggregate principal amount of the relevant Notes then outstanding. To be passed at such Noteholder Meeting, an Extraordinary Resolution requires a majority in favour of at least 75% of the votes validly cast. Noteholders who have participated in the Vote Without Meeting in relation to the relevant Notes by way of voting through the Tabulation and Voting Agent do not need to submit new Voting Instructions and/or Consent Instructions in order to participate in the Noteholder Meeting. Their Voting Instructions and/or Consent Instructions relating to the relevant Vote Without Meeting remain valid for the Noteholder Meeting unless they are validly revoked as set out in the Consent Solicitation Memorandum.

GENERAL

This notice must be read in conjunction with the Consent Solicitation Memorandum. Noteholders are advised to read the Consent Solicitation Memorandum carefully for full details of, and information on, the procedures for participating in the Consent Solicitations. None of the Existing Issuer, the Substitute Issuer, the Existing Guarantor, the New Guarantor, the Solicitation Agents, the Tabulation and Voting Agent, the Scrutineer or any of its respective directors, officers, employees or affiliates makes any representation or recommendation whatsoever regarding the Consent Solicitations, or any recommendation as to whether Noteholders should participate in the respective Votes Without Meeting or how to vote in any Vote Without Meeting. If any Noteholder has any doubt as to the action it should take, it is recommended to seek its own advice, including as to any tax consequences, from its legal adviser, intermediary, accountant or other independent adviser.

Subject to applicable law, the Existing Issuer may, at its option and in its sole discretion terminate each Consent Solicitation at any time.

The Existing Issuer has appointed Citigroup Global Markets Limited and NatWest Markets N.V. as Solicitation Agents, Lucid Issuer Services Limited as Tabulation and Voting Agent and notary Dr. Christiane Mühe as Scrutineer in connection with the Consent Solicitations.

Questions and requests for assistance or information in connection with the Consent Solicitations may be directed to the Solicitation Agents and the Tabulation and Voting Agent.